EXHIBIT 99.1

Cronos Group Opens Cronos Device Labs, New Global R&D Center in Israel

Accelerates Efforts to Develop Next-Generation Vaporizer Products Designed Specifically for Cannabinoids

TORONTO, May 07, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”) today announced that it is expanding its global infrastructure network and innovation capabilities with the opening of a cannabinoid device R&D facility, based in Israel (“Cronos Device Labs”). The state-of-the-art facility supports Cronos Group’s efforts to develop next-generation vaporizer products that are designed specifically for cannabinoid applications.

Cronos Device Labs, which is equipped with an experienced team of product development talent, advanced vaporizer technology and analytical testing infrastructure, serves as the global center of R&D for the Company’s vaporizer devices. The 23-member team at Cronos Device Labs, which brings to Cronos Group over 80 years of combined expertise in vaporizer development, is comprised of product designers, mechanical, electrical and software engineers, and analytical and formulation scientists. Cronos Device Labs significantly enhances Cronos Group’s technology and development capabilities and is expected to enable the Company to deliver expanded product offerings to customers that are specially tailored to cannabinoid use.

“The launch of Cronos Device Labs is an exciting next step on our journey to become a leader in cannabinoid innovation,” said Cronos Group's Mike Gorenstein, Chairman, President and Chief Executive Officer. “Vapor is already one of the most popular forms of cannabis consumption, and we see a clear opportunity for Cronos Group to introduce the next-generation of vaporizer products designed specifically for cannabinoid formulations. With a deep bench of engineering, analytical, scientific and design talent already in place, we are confident that Cronos Device Labs will play an important role in positioning the Company for long-term success by enabling us to build innovative vaporizer products that resonate with our customers and generate shareholder value.”

“The vaporization space is rapidly evolving,” added Arye Weigensberg, General Manager at Cronos Device Labs. “Now, more than ever, consumers are migrating to this convenient consumption method. At the same time, the category remains in its infancy with few products that deliver full spectrum effects in a consistent and controlled manner. Our mission at Cronos Device Labs is to develop a line of vaporizers and formulations that truly bring cannabis benefits into full expression.”

About Cronos Group

Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes PEACE NATURALS™, a global health and wellness platform, and two adult-use brands, COVE™ and Spinach™. To learn more about Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com

Forward-looking statements

This news release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws.  All information contained herein that is not clearly historical in nature may constitute forward-looking information.  In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “plan”, “anticipate”, “intend”, “potential”, “estimate”, “believe” or the negative of these terms, or other similar expressions intended to identify forward-looking statements. Some of the forward-looking statements contained in this press release include the Company’s ability to develop and deliver expanded product offerings including vaporizer products, the Company’s technology and development capabilities, the Company’s intention to build an international iconic brand portfolio and develop disruptive intellectual property. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance.  A discussion of some of the material risks applicable to the Company can be found in the Company’s current Management’s Discussion and Analysis and Annual Information Form, both of which have been filed on SEDAR and EDGAR and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively. The forward-looking information included in this news release is made as of the date of this news release and, except as required by law, Cronos Group disclaims any obligation to update or revise any forward-looking statements. Readers are cautioned not to put undue reliance on these forward-looking statements.

Cronos Group Contact
Anna Shlimak
(416) 504-0004
investor.relations@thecronosgroup.com